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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
FORM 15
Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934

Commission File Number	333-127853
ARCELOR BRASIL S.A, formerly Companhia Siderúrgica Belgo-Mineira

(Exact name of registrant as specified in its charter)
Av. Carandaí 1.115, 26º andar, 30130-915
Belo Horizonte, MG, Brazil
phone 5531 3219-1348

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common shares

(Title of each class of securities covered by this Form)
None

(Title of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☑
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐
Approximate number of holders of record as of the certification or notice date: 190
Pursuant to the requirements of the Securities Exchange Act of 1934, GoRemote Internet Communications, Inc. has
caused this certification and notice to be signed on its behalf by the undersigned duly authorized person.

DATE:	February 17, 2006	BY:	/s/ Marc Ruppert

Marc Ruppert - Controller

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

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